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February 12, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:   Document Control - EDGAR

RE:             Post-Effective Amendment No. 48 on Form N-4
                RiverSource Variable Account 10
                File Nos. 333-79311 and 811-0735
                      RiverSource Retirement Advisor Variable Annuity


Dear Commissioners:

On behalf of RiverSource Variable Account 10 ("Registrant"), RiverSource Life Insurance Company ("Company") is filing Post-Effective Amendment No. 48 ("Amendment No. 48") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to add Portfolio Navigator
(PN) asset allocation program to RiverSource Retirement Advisor Variable Annuity contracts.

Registrant requests selective review in accordance with SEC Release No.
IC-13768 (Feb. 15, 1984). This selective review request is made because the new prospectus and Statement of Additional Information (SAI) included in this Amendment No. 48 are substantially similar to Registrant's Post-Effective Amendment No. 42 to Registration Statement No. 333-79311 filed on or about April 24, 2007. Amendment No. 48 has been marked to show all changes. Registrant believes that the only area that may warrant particular attention is the discussion of the PN asset allocation program which is substantially similar to that found in the prospectus for RiverSource Retirement Advisor Advantage Plus Variable Annuity/ RiverSource Retirement Advisor Select Plus Variable Annuity included in Registrant's Post-Effective Amendment No. 42 to Registration Statement No. 333-79311.

Registrant intends this filing to serve as a Template Filing for several other variable annuities that will include the new PN asset allocation program. Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended, under separate cover.

If there is anything I can do to expedite review of the enclosed Amendment No. 48 or if you have any questions regarding this filing, please contact me at
(612) 678-0175 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/  Elisabeth A. Dahl
     Counsel
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     Elisabeth A. Dahl
     Counsel